Mail Stop 4-6

January 6, 2005

Mr. John W. Low
Chief Financial Officer and Secretary
Spescom Software Inc.
10052 Mesa Ridge Court, Suite 100
San Diego, California 92121

Re:	Spescom Software Inc.
	Post-effective Amendment No. 1 to
	Registration Statement on Form S-2 filed December 13, 2004
	File No. 333-112295

Dear Mr. Low:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note that you have checked the box on the registration statement facing page indicating a filing pursuant to Rule 462(d) under the Securities Act. It appears that this post-effective amendment was not filed solely to add exhibits to your registration statement. Please revise as appropriate.

2. Please revise to comply with applicable comments raised in our letter dated December 29, 2004 regarding your Form S-2 filed on December 7, 2004, File No. 333-121038, to the extent applicable.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 942-1871 with any questions. If you need further assistance, you may contact Mark
P.
Shuman at (202) 942-1818 or me at (202) 942-1800.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director
cc:	Via Facsimile
	Russell C. Hansen
	Betsy D. Austin
	Gibson, Dunn & Crutcher, LLP
	1881 Page Mill Road
	Palo Alto, California 94304
	Telephone: (650) 849-5300
	Facsimile:  (650) 849-5333